United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the Month of December, 2013

Commission File Number: 001-35681

AMIRA NATURE FOODS LTD

(Translation of registrant’s name into English)

29E, A.U. Tower

Jumeirah Lake Towers

Dubai, United Arab Emirates

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

Yes  ☐            No  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

Yes  ☐            No  ☒

Vesting of Outstanding Share Options

On December 9, 2013, the Board of Directors (the “Board”) of Amira Nature Foods Ltd (“Amira”) approved the immediate vesting of the following options held by Karan A. Chanana, Amira’s Chief Executive Officer (the “Optionee”): (i) options to purchase 361,278 ordinary shares of Amira granted pursuant to the Share Option Agreement dated as of November 10, 2013, between Amira and the Optionee; and (ii) options to purchase 360,257 ordinary shares of Amira pursuant to the Share Option Agreement dated as of October 15, 2012 between Amira and Optionee. Following the Board’s decision, all options that are subject of the above-mentioned agreements (options to purchase 721,535 ordinary shares of Amira in aggregate) are now fully vested and exercisable by Optionee.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMIRA NATURE FOODS LTD

By:	/s/ Ashish Poddar
Name:	Ashish Poddar
Title:	Chief Financial Officer

Date: December 13, 2013